

20013110

~ ·, · I LULU

Washington DC
415

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-

REPORT FOR THE PERIOD BEGINNING 04/01/19 _____ AND ENDING 3/31/20

_____ MM/DD/YYY _____ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TULLY AND HOLLAND INCORPORATED

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

535 BOYLSTON STREET, 7 TH FLOOR

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

BOSTON	MA	02116
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY TULLY   781-239-2900

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA SEC	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its properties

SEC
Mail Processing
Section

JUN 12 2020

Washington DC
415

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

SEC 1410 (05-01)   **Persons who respond to the collection of information contained
in this form are not required to respond unless the form displays
a currently valid OMB number.**

OATH OR AFFIRMATION

I, TIMOTHY TULLY _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

TULLY AND HOLLAND INCORPORATED _____ , as of

MARCH 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

_____

_____

_____

_____

AMAL ASFOUR
Notary Public
Commonwealth of Massachusetts
My Commission Expires February 13, 2026

PRESIDENT _____ **Signature**

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TULLY AND HOLLAND INCORPORATED

FINANCIAL STATEMENTS

MARCH 31, 2020

LARRY D. LIBERFARB, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
of Tully and Holland Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Tully and Holland Incorporated as of March 31, 2020, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Tully and Holland Incorporated as of March 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Tully and Holland Incorporated's management. Our responsibility is to express an opinion on Tully and Holland Incorporated's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tully and Holland Incorporated in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The computation of aggregate indebtedness and net capital pursuant to SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Tully and Holland Incorporated's financial statements. The supplemental information is the responsibility of Tully and Holland Incorporated's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the computation of aggregate indebtedness and net capital under SEC Rule 15c3-1, and computation for and information related to possession or control determination of reserve requirements for broker/dealers under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Larry D. Liberfarb, P.C.

We have served as Tully and Holland Incorporated's auditor since 2008.

Norwood, Massachusetts

June 2, 2020

TULLY AND HOLLAND INCORPORATED
STATEMENT OF FINANCIAL CONDITION
March 31, 2020

ASSETS

Cash	$	257,406
Accounts receivable - non customers		23,040
Property and equipment, at cost, less accumulated depreciation of $167,587		4,316
Rights under lease agreement		315,068
Other assets		27,635
	$	627,465

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Operating lease liability	$	315,068
Accounts payable, accrued expenses, and other liabilities		117,715
		432,783

Stockholder's equity:

Common stock, $.01 par value, 1,000 shares authorized, 300 shares issued and outstanding		3
Additional paid-in capital		189,198
Retained earnings		104,298
Less 200 shares of common stock in treasury, at cost		(98,817)
Total stockholder's equity		194,682
	$	627,465

The accompanying notes are an integral part of these financial statements.

TULLY AND HOLLAND INCORPORATED
STATEMENT OF OPERATIONS
For the year ended March 31, 2020

Revenues:	
Advisory fees	$ 1,558,112
Interest income	6,117
Other income	42,508
	1,606,737
Expenses:	
Employee compensation and benefits	334,222
Officers compensation and benefits	1,158,561
Communications and data processing	24,327
Occupancy	111,847
Other expenses	302,219
	1,931,176
Loss before income taxes	(324,439)
Provision for income taxes	-
Net loss	$ (324,439)

The accompanying notes are an integral part of these financial statements.

TULLY AND HOLLAND INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended March 31, 2020

	Common Stock	Additional Paid-In Capital	Retained Earnings	Common Treasury Stock	Total Stockholder's Equity
Balance, April 1, 2019	$ 3	$ 189,198	$ 428,737	$ (98,817)	$ 519,121
Net Loss	-	-	(324,439)	-	(324,439)
Balance, March 31, 2020	$ 3	$ 189,198	$ 104,298	$ (98,817)	$ 194,682

The accompanying notes are an integral part of these financial statements

TULLY AND HOLLAND INCORPORATED
STATEMENT OF CASH FLOWS
For the year ended March 31, 2020

Cash flows provided by operating activities:	
Net Loss	$(324,439)
Adjustments to reconcile net income to	
net cash provided by operating activities:	
Depreciation	762
(Increase) Decrease in operating assets:	
Decrease in accounts receivable - non customers	13,521
Decrease in other assets	7,966
Increase (Decrease) in operating liabilities:	
Increase in accounts payable and accrued expenses	86,162
Net cash used for operating activities	(216,028)
Cash flows from investing activities:	
Purchase of equipment	(5,078)
Cash flows from financing activities:	
None	-
Decrease in cash	(221,106)
Cash at March 31, 2019	478,512
Cash at March 31, 2020	$ 257,406

Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$	0
Income taxes	$	0

Disclosure of accounting policy:

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

Advisory Fees

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure the progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At March 31, 2020, all amounts were immaterial.

Accounts Receivable – Non Customers

Management closely monitors outstanding accounts receivable, and charges off to expense all balances that are determined to be uncollectable.

Property and Equipment

Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the accelerated method over the estimated useful lives of the assets.

Income Taxes

The Company, with the consent of its sole shareholder, has made an election under Subchapter S of the Internal Revenue Code, not to be subject to federal income taxes at the corporate level. Pursuant to this election, the income or loss of the Company is included in the taxable income of the individual stockholder. Consequently, the statement of income contains no provision for federal income taxes.

The Company's tax years subject to examination by regulatory authorities are from December 31, 2017 and after.

The Company is liable for Massachusetts excise taxes. Accordingly, this tax has been included in the accompanying financial statements.

TULLY AND HOLLAND INCORPORATED
NOTES TO FINANCIAL STATEMENTS, CONTINUED
MARCH 31, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 2 - PROPERTY AND EQUIPMENT

Major classifications of property and equipment are as follows:

Computer equipment	$ 76,086
Furniture, fixtures and equipment	95,817
	171,903
Less: Accumulated depreciation	167,587
	$ 4,316

Depreciation expense for the year ended March 31, 2020 was $762.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2020 the Company had net capital of $139,691 which was $131,843 in excess of its required net capital of $7,848. The Company's ratio of aggregate indebtedness to net capital was .84 to 1.

NOTE 4 - LONG TERM LEASES

The Company conducts its operations from offices that were leased at $9,632 per month. Occupancy expense for the year ended March 31, 2020 was $111,847.

NOTE 4 -   LONG TERM LEASES (Continued)

Future minimum lease payments for this non-cancelable operating lease at March 31, 2020 are as follows.

Year ended March 31	
2021	$ 116,561
2022	118,519
2023	79,988
	$ 315,068

The Company adopted FASB ASC 842, Leases effective April 1, 2019. As such, the Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in the lease described herein. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate.

Amounts reported in the statement of financial condition as of March 31, 2020, were as follows.
Operating leases:

Operating lease ROU assets	$ 315,068
Operating lease liabilities	315,068

NOTE 5-   OFF- BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NOTE 6 -   RELATED PARTY TRANSACTIONS

The Company leases a motor vehicle under an operating lease expiring December 2021 from the sole shareholder of the Company. The lease requires monthly rentals of $1,350.

Lease expense for the year ended March 31, 2020 amounted to $16,200. Future minimum rentals under the operating lease agreement for the years ending March 31, 2020 are as follows:

Year ended March 31,	
2020	$ 8,100
2021	$16,200

NOTE 7 -   EMPLOYEE BENEFIT PLANS

The Company adopted an incentive savings plan covering all eligible employees. The Company may contribute to the plan an amount designated by management of the Company to the extent permissible under the Internal Revenue Code. For the year ended December 31, 2019, the Company plans to contribute $92,538 to the plan.

NOTE 8 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 9 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through June 2, 2020, the date on which the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.

TULLY AND HOLLAND INCORPORATED

SUPPLEMENTARY SCHEDULES

MARCH 31, 2020

SCHEDULE I

TULLY AND HOLLAND INCORPORATED
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1
MARCH 31, 2020

Aggregate indebtedness:	
Accounts payable and accrued expenses	$ 117,715
Net capital:	
Common stock	$ 3
Additional paid-in capital	189,198
Retained earnings	104,298
Treasury stock	(98,817)
	194,682
Adjustments to net capital:	
Accounts receivable - non customers(net)	(23,040)
Property and equipment	(4,316)
Other assets	(27,635)
Net capital, as defined	$ 139,691
Net capital requirement	$ 7,848
Net capital in excess of requirement	$ 131,843
Ratio of aggregate indebtedness to net capital	.84 to 1
Reconciliation with Company's computation included in	
Part IIA of Form 17a-5(a) as of March 31, 2020	
as reported in Company's (unaudited) focus report	$ 239,174
Net audit adjustments	(100,579)
Decrease in non-allowable assets	1,096
Net Capital per above	$ 139,691

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

TULLY AND HOLLAND INCORPORATED

COMPUTATION FOR AND INFORMATION RELATED TO POSSESSION OR CONTROL DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2020

Tully and Holland Incorporated is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that they do not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholder of
Tully and Holland Incorporated

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Tully and Holland Incorporated identified the following provisions of 17 C.F.R. 15c3-3(k) under which Tully and Holland Incorporated claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i) (exemption provisions) and (2) Tully and Holland Incorporated stated that Tully and Holland Incorporated met the identified exemption provisions throughout the most recent fiscal year without exception. Tully and Holland Incorporated's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Tully and Holland Incorporated's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Norwood, Massachusetts
June 2, 2020

TULLY AND HOLLAND INCORPORATED

EXEMPTION REPORT
REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2020

Tully and Holland Incorporated is exempt from the reserve and possession or control requirements under Rule 15c3-3(k)(2)(i) of the Securities Exchange Act of 1934. The Company was compliant with Rule 15c3-3(k)(2)(i) as it did not carry any customer funds or securities throughout the fiscal year ended March 31, 2020.

Timothy W. Tully
President